Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197767
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 4 DATED JANUARY 12, 2018
TO THE PROSPECTUS DATED SEPTEMBER 1, 2017
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 1, 2017, as supplemented by Supplement No. 1, dated November 15, 2017, Supplement No. 2, dated November 29, 2017 and Supplement No. 3, dated December 15, 2017 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

A.	the transaction price for each class of our common stock as of February 1, 2018;

B.	the calculation of our December 31, 2017 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

C.	the status of the offering; and

D.	updated experts information.
A. February 1, 2018 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of February 1, 2018 (and redemptions as of January 31, 2018) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.4075
Class S	$7.4075
Class D	$7.4075
Class I	$7.4075
Class E	$7.4075
The transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2017. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.
B. December 31, 2017 NAV Per Share
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekdiversified.com and is also available on our toll-free, automated telephone line at (888) 310-9352. Please see “Net Asset Value Calculation and Valuation Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Firm. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the OP Units held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

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The following table sets forth the components of total NAV as of December 31, 2017 and November 30, 2017:

	As of
(in thousands, except per share data)	December 31, 2017	November 30, 2017
Office properties	$1,148,200	$1,150,150
Industrial properties	66,000	85,050
Retail properties	851,000	879,500
Total investments	$2,065,200	$2,114,700
Cash and other assets, net of other liabilities	17,772	14,213
Debt obligations	(1,018,574)	(1,046,307)
Aggregate Fund NAV	$1,064,398	$1,082,606
Total Fund Interests outstanding	143,692	145,681

The following table sets forth the components of NAV per share as of December 31, 2017 and November 30, 2017:

(in thousands, except per share data)	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class E OP Units
As of December 31, 2017
Monthly NAV	$1,064,398	$15,276	$474	$18,589	$252,368	$694,044	$83,647
Fund Interests outstanding	143,692	2,062	64	2,510	34,069	93,695	11,292
NAV Per Share	$7.4075	$7.4075	$7.4075	$7.4075	$7.4075	$7.4075	$7.4075

As of November 30, 2017
Monthly NAV	$1,082,606	$15,589	$124	$18,724	$252,497	$710,891	$84,781
Fund Interests outstanding	145,681	2,098	17	2,520	33,977	95,661	11,408
NAV Per Share	$7.4314	$7.4314	$7.4314	$7.4314	$7.4314	$7.4314	$7.4314
The valuation for our real properties as of December 31, 2017 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Industrial	Retail	Weighted-Average Basis
Exit capitalization rate	6.42%	6.78%	6.50%	6.46%
Discount rate / internal rate of return (“IRR”)	7.31%	7.70%	7.03%	7.21%
Annual market rent growth rate	3.08%	2.92%	2.84%	2.98%
Average holding period (years)	10.0	9.9	10.1	10.0
A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.74%	2.34%	2.38%	2.58%
	0.25% increase	(2.53)%	(2.17)%	(2.20)%	(2.39)%
Discount rate (weighted-average)	0.25% decrease	2.03%	1.88%	1.93%	1.98%
	0.25% increase	(1.99)%	(1.84)%	(1.88)%	(1.94)%
The valuation of our debt obligations as of December 31, 2017 was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the December 31, 2017 valuation was 3.31%.

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A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 0.25% would increase the fair value of our debt obligations by approximately 0.23%. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 0.25% would decrease the fair value of our debt obligations by approximately 0.30%.
C. Status of our Current Offering
As of January 1, 2018, we had raised gross proceeds of approximately $142.1 million from the sale of approximately 19.1 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $16.4 million. As of January 1, 2018, approximately $857.9 million in shares remained available for sale pursuant to this offering, including approximately $233.6 million in shares available for sale through our distribution reinvestment plan.
D. Update Experts Information
The statements included in this Supplement under Section B, “December 31, 2017 NAV Per Share,” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.

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